       Upright Investments Trust

SEC Comments

September 26, 2022

Upright Growth Fund

Upright Growth and Income Fund

Upright Assets Allocation Plus Fund

1.

Comment:  The prospectus for the funds includes sales disclosure, to Form NQ, please explain in correspondence why reference is made to Form NQ.

Response:  This was the first year Form NPort-Ex replaced Form NQ, but was not updated in time for the 2020 prospectus.  Please note the update to NPort-Ex was implemented in the 2021 prospectus. The following additional description will also be included in the future prospectus.

“A schedule of the top ten portfolio holdings of the Fund as they existed at the end of a given calendar quarter is generally posted on the report of NPort-Ex at www.sec.gov.com within approximately 60 days after the end of the quarters in June and December, the Annual Report in September, and the Semi-Annual Report in March.

2.

Comment:  The prospectus for the AAX indicates management fee of 1.3%, However, the note to Financial Statement indicates a rate of 1.5% for the management fee.  Please confirm in correspondence which rate is correct and what rate has been charged to the fund. If the fund has been overcharged please describe how the fund will be made whole.

Response:  Management fee of 1.3% is correct and this rate has been charged to the fund properly.  Upright will correct the management fee rate in the Note to Financial Statement going forward.

3.

Comment:  Per the prospectus, other expenses are greater than management fees. However, in the Financial Statement Other Expenses are not greater than Management Fees. Please explain in correspondence the discrepancies.

Response:  Other Expenses are all expenses minus the management fee/advisory fee.  We did not find any discrepancies between the prospectus and the financial statement.

4.

Comment:  The prospectus for each fund discusses shareholder concentration yet there is no such disclosure in the Financial Statement.  Please describe if any of the shareholders are deemed to be affiliates of the fund and include appropriate disclosure under Guidance ASC 850-10-50.

Response:  A similar question was raised in a previous round of review questions.  After review under Guidance ASC 850-10-50, the response remains the same.  There were no transactions as described that requires Related Party Disclosures in the financial statements.

5.

Comment:  Annual statement - This relates to the Statement of A&L.  Many of the fund’s liabilities are in excess of the total expense for the year.  Please describe how often these expenses are paid.

Response:  The expenses are paid as they are incurred. The exceptions are the Advisory fees and Administration fees.  They are paid semi-annually but mostly on as needed basis and do not have a set schedule of payment.

6.

Comment:  To the audit opinion.  Each financial statement audited should be specifically identified in the introductory paragraph of the auditor’s report. Please refile the financial statements to include the missing information.  The audit opinion makes reference to the changes in net assets and financial highlights for each of the two years in the period ended September 30, 2021.  However, the Financial Highlights are presented for four years for all funds.

Response:  We have conferred with the auditor on the financial statements for fiscal years ended September 30, 2020 and 2021 and found them to be in proper order with no missing information.  Going forward, the auditor will make changes to the opinion letter to more accurately reflect the period referenced as follows, “…the changes in net assets for each of the two years in the period ended September 30, 20xx and financial highlights for each of the xx years in the period ended September 30, 20xx, …”

7.

Comment:  Financial Highlights – The Financial Highlights do not accurately disclose the year and period since inception as required by Form N-1A item 13.  Please describe why the period from inception was not disclosed or covered in the audit opinion.  The Assets Allocation Plus Fund should have a period of June 2017 – September 2017 in addition to the four years disclosed.  The Growth & Income Fund should have a period of October 2017 – September 2018 in addition to the three years disclosed.  The current presentation shows a full year for 2018.

Response:  The Assets Allocation Plus Fund and The Growth & Income Fund had registered start date of June 12, 2017 (date last submitted for SEC review), the formal inception date was October 10, 2017 as indicated in the Average Returns section of annual reports from the beginning. Going forward, “since Inception (10/10/2017)” will be included when referring to 2018 as appropriate, in N-1A and the audit opinion.

8.

Comment:  N-Port – The registrant has not consistently filed Form N-Port.  August 2021, May 2021, (these are due dates for June and March 2021 N-Ports, there were no securities information).

Response:  We conferred with our Transfer Agent regarding the N-Port filings and they are complete.  The securities information for March and September can be found in the semi- and annual reports filed with the SEC.  N-Port-Ex are filed in June and December and they are all up to date.  Please check the SEC.gov again, the securities information is attached to each of the N-Port reports.

9.

Comment:  Financial Statement and Dating. 12B-25 Late filing forms.  In both filings would be filed within 15 days, that was not the case.  NCSR which indicated that the audit was not complete.  The form requires if refer to a 3rd party delay, the auditor should attach a letter.  File a correspondence acknowledging we understand the requirement and what we would do going forward.

Response:  The adviser understands the requirement and a request for an explanation of lateness was made to the auditor.  But a letter was not received from the auditor.  Going forward new procedures are being devised to reassure timely filing of required reports.

10.

Comment:  The audit opinion for all three funds are dated beyond 60 days from the fiscal year end.  Please explain how the funds are in compliance with Rule 30e-1c. (Each report shall be transmitted within 60 days after the close of the period for which such report is being made.)

Response:  The audit opinion was late due to the pending final settlement with the SEC.  This should not be the case moving forward.

11.

Comment:  Prospectus filed late.  The annual update of the registration statement was not filed within 120 days of the fund’s fiscal year end.  Please address if the funds were selling under a stale prospectus.

Response:  During the period when the annual update was delayed, there was one subscription from an existing shareholder with assets allocated to the three funds.

12.

Comment:  UPAAX & UPDDX.  Please explain how the funds meet the diversification requirements considering individual investments representing more than 5% of total assets are greater than 25% of total assets.

Response:  The funds meet the diversification requirements.  The increase in market value in the securities is the reason why individual investments representing more than 5% of total assets are greater than 25% of total assets.

13.

Comment:  Financial Highlights.  Please consider including a footnote in the financial highlights stating that the expense ratio presented does not include Acquired Fund Fees.  Currently the ratio of expenses in the Financial Highlights include AFF as it agrees to the prospectus table.  Look at Form N-1A Item 3 Instruction 3f-i.

Response:  A footnote will be added in the financial highlights going forward stating that the expense ratio presented does not include Acquired Fund Fees.

14.

Comment:  N-CSR.  It appears the funds did not include disclosure of the liquidity risk management program.  Please confirm a program has been established and describe in correspondence why the disclosure was missing.

Response:  The funds do not have a liquidity issue.  But going forward a liquidity risk management program will be addressed and established.

15.

Comment:  N-CSR.  Item 11a includes a date that is not current and not within 90 days of the filing date.  Please confirm conclusion through an appropriate date.  Also Item 11a refers to second fiscal half year. The form NCSR should refer to the period covered by the report.

Response:  The delayed filing of the annual report caused many subsequent filing delays.  With the SEC settlement undertakings underway, we anticipate filings to return to normal schedule.

16.

Comment:  N-CSRS semi-annual report.  A day late.  Please describe in correspondence why it was late.

Response:  Even though the report was submitted on the day it was due, our transfer agent was unable to file on the same day due to unexpected personnel issue.

17.

Comment:  N-CSR Annual Report. N-CSR Form for Item 4a, b, c, and d specific to AAX and DDX.  They only include current year fees, and the requirement is two years.

Response:  The previous year fees were somehow inadvertently omitted from the updated report.  They will be added back in for the next report.

18.

Comment:  Same form, same Item 4 for all funds.  Item 4-e2, 100%.  However, this paragraph describes situations where the preapproval requirement was waived.  Please confirm if this disclosure is accurate.

Response:  This will be looked into further and adjustments will be made to ascertain accurate disclosure.

19.

Comment:  Same form, Item 12 for all funds.  Item 12 incorrectly identifies exhibit as Item 12.  Going forward please use the most up-to-date form N-CSR.

Response:  Noted.  Up-to-date form N-CSR will be followed.

20.

Comment:  The certification that was filed, Item 4d includes an incorrect period that identifies the second fiscal quarter where it should refer to the period covered by this report.  We will ask for an amended Form N-CSR to include updated certifications and to update the signature date.

Response:  An amended Form N-CSR with the updated certifications and signature date will be provided.

21.

Comment:  Expense example for all funds.  The wording required by N-1A item 27d-1 is not followed.

Response:  The wording in the expense example will be followed as required by N-1A item 27d-1 going forward.

22.

Comment:  N-CSR there’s a section for each fund titled Approval of the Advisory Contract.  In this section talks about comparison with other contracts and note the Board discussed the fee and approved a change.  However, there has been no rate change for the advisory fee.  Additionally, the Board noted the fund’s total expense ratio has declined but this is not the case.  Please explain if these disclosures are accurate.

Response:  There has been no significant changes to the contract and the expense ratio has fluctuated within normal range. The Board will continue to provide evaluation and update the approval of the Advisory Contract.

23.

Comment:  N-CSR section on Proxy voting.  The funds disclose that the Board voted on April 26, 2014.  How is that policy currently evaluated to ensure this is still the case and the belief of current board members.

Response:  Current board members have agreed to maintain the same Proxy voting arrangement. This is evaluated periodically.  We will ask the board to review it again during the next year.

24.

Comment:  N-CSR statement on N-Port.  The language included does not comply with N-1A Item 27d-3.

Response:  A statement that: (i) The Fund files its complete schedule of portfolio holdings with the Commission for the first and third quarters of each fiscal year as an exhibit to its reports on Form N-PORT; (ii) the Fund’s Form N-PORT reports are available on the Commission’s Web site at http://www.sec.gov; will be included in the N-CSR on N-Port going forward.

25.

Comment:  Statement of Operations for all funds.  All 3 funds invest in ETFs.  Please confirm the funds have disclosed distribution of ETFs separately, and the guidance for that requirement is S-X6-7.7b.

Response:  The Adviser will disclose the distribution of ETFs separately as required under Regulation S-X in future filings.

26.

Comment:  Section M-DFP of N-CSR line graph of initial investment.  The discussion indicates that performance reflects expense reimbursement and fee waivers that the funds do not have such arrangements in place.

Response:  The funds currently do not have an expense reimbursement and fee waivers arrangement in place so such a statement will be removed from the next filing.

27.

Comment:  N-CSR specific to UPAAX and UPDDX.  Please explain why the funds have not stated that they follow requirements of ASC 946.

Response:  In future filings the ASC 946 will be updated properly as required.

28.

Comment:  Please explain how the funds include required tax disclosure, and the reference is ASC 946, specifically the Growth Fund does not include the cash balance in the tax basis cost but the other two funds include cash in the tax cost. There is no disclosure about open tax years or capital loss carry forward.  There is no disclosure on significant book to tax differences.

Response:  The cash was inadvertently omitted in the calculation of the total tax cost in the Growth Fund. Upright will look into any disclosures that are required as stated and include them in future filings.

29.

Comment:  Growth Fund.  Is the fund in compliance with IRS diversification rules?

Response:  The Growth Fund has been in compliance with the IRS diversification rules.

30.

Comment:  Form N-CEN.  The Internal Control Letters are dated months after the audit opinion for fiscal years 2020 and 2021.  Please describe how the audit firms can issue a report on internal control after the audit period.

Response:  The audit firm is knowledgeable of the SEC enforcement on Upright funds and they have delayed issuing the Internal Control Letters.

31.

Comment:  Form N-CEN.

A.

Item B 8.  That section only lists two directors but the N-CSR lists four.

B.

Item B 8 lists the file # of this registrant.  But the form asks for the File # of other registrants that the person serves as director.

C.

Item B 18.  B18 indicates no material weakness.  But the Internal Control Letter note a material weakness.

Response:

A.

The two other directors’ names were inadvertently omitted from the report. They will be included in future filings.

B.

The file # was an error and will be removed in future filings

C.

The material weakness was neglected from updating in Form N-CEN when the Internal Control Letter was received.